BDO Dunwoody LLP	600 Cathedral Place
Chartered Accountants and Advisors	925 West Georgia Street
Vancouver, BC, Canada V6C 3L2
Telephone: (604) 688-5421
Telefax: (604) 688-5132
E-mail: vancouver@bdo.ca
www.bdo.ca

Direct Line: (604) 443-4706
E-mail: ddejersey@bdo.ca
05-16378

DELIVERED VIA SEDAR

March 22, 2006

The Securities Commission or similar regulatory authority in each of the provinces of Canada.

Dear Sirs:

Re: Change of Auditor of Sutcliffe Resources Ltd. (the “Company”)

We acknowledge receipt of a Change of Auditors Notice (the “Notice”) dated March 22, 2006 given by the Company to ourselves and Gordon K. W Gee Ltd.

Based on our information as of this date, we agree with the statements set out in the Notice.

Yours truly,

Chartered Accountants

DdJ/sh